SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

 PT INDOSAT Tbk

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT INDOSAT Tbk (hereinafter referred to as “Indosat” or the “Company”), that the Company’s Extraordinary General Meeting of Shareholders (“EGMS” or “Meeting”) which was held on Thursday, 30 September 2004 at the Auditorium, Indosat Building, 4th Floor Front Podium, Jalan Medan Merdeka Barat No. 21, Jakarta 10110, has decided the following resolutions:

First Agenda:

To approve the amendment to the provisions of Article 1, Article 10 paragraph (6) and Article 11 paragraph (3) of the Company’s Articles of Association.

Second Agenda:

a.

As of the closing of this Meeting, discharges the following person:

(1)

Mr. Widya Purnama as President Director of the Company; and

(2)

Mr. Nicholas Tan Kok Peng as Finance Director of the Company

with appreciation and gratitude and approves the holding of another position by Mr. Widya Purnama from 11 August 2004 until the closing of this Meeting, however during that period, the President Director was on official leave from duties and the Deputy President Director covered his operational duties.

a.

As of the closing of this Meeting, appoints:

(1)

Mr. Wong Heang Tuck to become the Finance Director of the Company; and

(2)

Mr. Joseph Chan Lam Seng to become the Information Technology Director of the Company.

According to Article 10 paragraph (8) of the Company’s Articles of Association, the appointment is for the remaining term of office of the other members of the Board of Directors who are still in office, namely until the closing of the Annual General Meeting of Shareholders in the year 2005.

Further so long there is no President Director, the duties of the President Director will be covered by the Deputy President Director.

Therefore, the composition of the Company’s Board of Directors as of the closing of this EGMS until the closing of the Annual General Meeting of Shareholders in the year 2005 are as follows:

(i)

Ng Eng Ho, Deputy President Director

(ii)

Wityasmoro Sih Handayanto, Business Development  Director

(iii)

Hasnul Suhaimi, Cellular Marketing Director

(iv)

Wahyu Wijayadi, Fixed Telecommunications and MIDI Director

(v)

Wong Heang Tuck, Finance Director

(vi)

Sutrisman, Corporate Services Director

(vii)

Raymond Tan Kim Meng, Operations and Quality Improvement Director

(viii)

Joseph Chan Lam Seng, Information Technology Director

Further to authorize the Board of Commissioners in accordance with Article 11 paragraph (7) of the Company’s Articles of Association, based on the Board of Directors proposal (i) to determine the duties and responsibilities of the members of the Board of Directors (to the extent not determine by the General Meeting of Shareholders) or (ii) to change the distribution of duties and responsibilities of the members of the Board of Directors from time to time.

a.

The Meeting hereby appoints and grants an authority with the right of substitution to the Company’s Board of Directors to conduct any necessary action in relation to the resolutions of the Meeting, including but not limited to appear before the authorized party, to discuss, to give and/or ask information, to apply for the approval and or submit a report and/or notification to the Minister of Justice and Human Rights of the Republic of Indonesia or any other relevant authorities, to register the amendment to the Articles of Association and change of composition of the Company’s Board of Directors in the Company Registry and to announce the amendment to the Articles of Association in the State Gazette of the Republic of Indonesia in accordance with the prevailing laws, to make or cause to be made and sign the deeds and letters or any necessary documents, to conduct further revision or adjustment to the Articles of Association as required by the relevant authorities, appear before the notary and to ask the notary to prepare and sign the deed of the Meeting resolutions and, moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of the Meeting.

Jakarta, 4 October 2004

   The Board of Directors

        PT INDOSAT Tbk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : October 4, 2004

By  :

_______________________________

Name

:   Ng Eng Ho

Title

:

Deputy President Director